SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 4)*

                   Fisher Scientific International, Inc.
                             (Name of Issuer)

                  Common Stock, Par Value $0.01 Per Share
                      (Title of Class of Securities)

                                 33803210
                              (Cusip Number)

                             W. Robert Cotham
                        201 Main Street, Suite 2600
                          Fort Worth, Texas 76102
                              (817) 390-8400
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             January 22, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,767,835 shares, which constitutes approximately 8.8% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 20,089,606 shares outstanding.

1.   Name of Reporting Person:

     Trinity I Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,248,944 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,248,944 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,248,944 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.2%


14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio B Investors, L.P.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,248,944 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,248,944 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,248,944 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 6.2%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio B Investors, L.P.

1.   Name of Reporting Person:

     Trinity Capital Management, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,248,944 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,248,944 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,248,944 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.2%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio B Investors, L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,248,944 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,248,944 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,248,944 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.2%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio B Investors, L.P.

1.   Name of Reporting Person:

     Portfolio B Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,248,944 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,248,944 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,248,944

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.2%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.   Name of Reporting Person:

     Portfolio Associates, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,248,944 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,248,944 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,248,944 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.2%


14.  Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio B Investors, L.P.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 129,884 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 129,884 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     129,884

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.6%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Perry R. Bass

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 129,884 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 129,884 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     129,884 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.6%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     129,884 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.6%


14.  Type of Reporting Person: IN

----------
(1) Solely in her capacity as one of two trustors of The Bass Management Trust and by virtue of her power to revoke same.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 129,857 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 129,857 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     129,857

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /


13.  Percent of Class Represented by Amount in Row (11): 0.6%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through one of its trustees, Sid R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 129,857 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 129,857 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     129,857 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.6%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as a trustee and the sole trustor of Sid R. Bass Management Trust and by virtue of his power to revoke same.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 132,419
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 132,419
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     132,419

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.7%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     E. P. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 126,731
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 126,731
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     126,731

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.6%


14.  Type of Reporting Person: IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 17, 1995, as amended by Amendment No. 1 dated January 18, 1996, Amendment No. 2 dated February 12, 1996 and Amendment No. 3 dated October 31, 1996 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share, of Fisher Scientific International, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON  SOURCE OF FUNDS        AMOUNT OF FUNDS

  TIF             Not Applicable         Not Applicable

  TFI             Not Applicable         Not Applicable

  TCM             Not Applicable         Not Applicable

  TMT             Not Applicable         Not Applicable

  PBI             Other (1)              $55,095,998.31(4)

  PA              Not Applicable         Not Applicable

  BMT             Trust Funds (2)        $7,136,368.47 (5)

  PRB             Not Applicable         Not Applicable

  NLB             Not Applicable         Not Applicable

  SRBMT           Trust Funds (2)        $7,137,152.09 (6)

  SRB             Not Applicable         Not Applicable

  LMB             Personal Funds (3)     $7,334,542.59 (7)

  EPB             Personal Funds (3)     $6,998,956.34 (8)

  (1)  Contributions from partners.

  (2) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

  (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

  (4) This figure represents the total amount expended by PBI for all purchases of shares of the Stock, without subtracting for sales. Therefore, such figure does not accurately reflect PBI's current net investment in shares of the Stock. The aggregate current net investment of PBI in shares of the Stock is $45,024,106.19.

  (5) This figure represents the total amount expended by BMT for all purchases of shares of the Stock, without subtracting for sales. Therefore, such figure does not accurately reflect BMT's current net investment in shares of the Stock. The aggregate current net investment of BMT in shares of the Stock is $3,435,047.31.

  (6) This figure represents the total amount expended by SRBMT for all purchases of shares of the Stock, without subtracting for sales. Therefore, such figure does not accurately reflect SRBMT's current net investment in shares of the Stock. The aggregate current net investment of SRBMT in shares of the Stock is $3,433,846.89.

  (7) This figure represents the total amount expended by LMB for all purchases of shares of the Stock, without subtracting for sales. Therefore, such figure does not accurately reflect LMB's current net investment in shares of the Stock. The aggregate current net investment of LMB in shares of the Stock is $3,435,036.05.

  (8) This figure represents the total amount expended by EPB for all purchases of shares of the Stock, without subtracting for sales. Therefore, such figure does not accurately reflect EPB's current net investment in shares of the Stock. The aggregate current net investment of EPB in shares of the Stock is $3,343,795.58.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

  Paragraphs (a) through (c) of Item 5 are hereby amended and restated in their entireties as follows:

  (a)

  TIF

  Because of its position as the sole stockholder of PA, which is the sole general partner of PBI, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,248,944 shares of the Stock, which constitutes approximately 6.2% of the outstanding shares of the Stock.

  TFI

  Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PBI, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,248,944 shares of the Stock, which constitutes approximately 6.2% of the outstanding shares of the Stock.

  TCM

  Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PBI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,248,944 shares of the Stock, which constitutes approximately 6.2% of the outstanding shares of the Stock.

  TMT

  Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PBI, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,248,944 shares of the Stock, which constitutes approximately 6.2% of the outstanding shares of the Stock.

  PBI

  The aggregate number of shares of the Stock that PBI owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,248,944, which constitutes approximately 6.2% of the outstanding shares of the Stock.

  PA

  Because of its position as the sole general partner of PBI, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,248,944 shares of the Stock, which constitutes approximately 6.2% of the outstanding shares of the Stock.

  BMT

  The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 129,884, which constitutes approximately 0.6% of the outstanding shares of the Stock.

  PRB

  Because of his positions as sole trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 129,884 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

  NLB

  Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 129,884 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

  SRBMT

  The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 129,857, which constitutes approximately 0.6% of the outstanding shares of the Stock.

  SRB

  Because of his positions as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 129,857 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

  LMB

  The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 132,419, which constitutes approximately 0.7% of the outstanding shares of the Stock.

  EPB

  The aggregate number of shares of the Stock that EPB owns beneficially, pursuant to Rule 13d-3 of the Act, is 126,731, which constitutes approximately 0.6% of the outstanding shares of the Stock.

  To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

  (b)

  TIF

  As the sole stockholder of PA, which is the sole general partner of PBI, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,248,944 shares of the Stock.

  TFI

  As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PBI, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,248,944 shares of the Stock.

  TCM

  As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PBI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,248,944 shares of the Stock.

  TMT

  As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PBI, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,248,944 shares of the Stock.

  PBI

  Acting through its sole general partner, PBI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,248,944 shares of the Stock.

  PA

  As the sole general partner of PBI, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,248,944 shares of the Stock.

  BMT

  Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 129,884 shares of the Stock.

  PRB

  In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 129,884 shares of the Stock.

  NLB

  NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.


  SRBMT

  Acting through one of its Trustees and its sole Trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 129,857 shares of the Stock.

  SRB

  Because of his position as a Trustee and the sole Trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 129,857 shares of the Stock.

  LMB

  LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 132,419 shares of the Stock.

  EPB

  EPB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 126,731 shares of the Stock.

  (c) During the past 60 days, the Reporting Persons have purchased and sold shares of the Stock in transactions on the New York Stock Exchange, as follows:

REPORTING                          NO. OF SHARES        PRICE PER
PERSON              DATE           PURCHASED (P)          SHARE
                               OR SOLD (S)

PBI                11-26-96           6,000 (P)        $46.24
PBI                11-27-96           4,000 (P)         45.65
PBI                12-02-96           6,000 (P)         45.03
PBI                12-03-96           2,000 (P)         44.53
PBI                12-04-96           1,000 (P)         45.75
PBI                12-05-96           2,000 (P)         46.38
PBI                12-05-96           2,000 (P)         46.59
PBI                12-06-96          19,918 (S)         46.44
BMT                12-06-96           2,535 (S)         46.44
SRBMT              12-06-96           2,537 (S)         46.44
LMB                12-06-96           2,535 (S)         46.44
EPB                12-06-96           2,475 (S)         46.44
PBI                12-09-96           2,000 (P)         47.45
PBI                12-12-96           6,000 (P)         45.78
PBI                12-13-96          14,000 (P)         44.88
PBI                12-16-96           5,000 (P)         44.67
PBI                12-17-96           6,500 (P)         44.64
PBI                12-18-96           1,000 (P)         46.10
PBI                12-19-96           4,000 (P)         44.59
PBI                12-20-96           2,000 (P)         44.19
PBI                12-20-96           7,000 (P)         44.07
PBI                12-24-96           3,000 (P)         46.10
PBI                12-26-96           1,000 (P)         47.03
PBI                12-27-96          10,000 (P)         47.28
PBI                12-30-96           2,000 (P)         47.15
PBI                01-02-97           1,000 (P)         46.59
PBI                01-06-96           2,000 (P)         46.53
PBI                01-10-97          19,400 (P)         45.75
PBI                01-10-97          12,000 (P)         45.76
PBI                01-13-97           2,000 (P)         45.53
PBI                01-16-97          50,000 (P)         44.56
PBI                01-22-97          79,000 (P)         42.56

 Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.


Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 99.1 --   Agreement and Power of Attorney pursuant to Rule
13d-1(f)(1)(iii) previously filed with the Securities and Exchange Commission.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED:     January 23, 1997


                                    TRINITY I FUND, L.P.,
                                    a Delaware limited partnership

                                    By:   TF INVESTORS, L.P.,
                                          a Delaware limited partnership,
                                          General Partner

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By:  /s/W. R. Cotham
                                             W. R. Cotham, Vice President


                                    TF INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President



                                    TRINITY CAPITAL MANAGEMENT, INC.,
                                    a Delaware corporation


                                    By:  /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    PORTFOLIO B INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By: PORTFOLIO ASSOCIATES, INC.,
                                           a Delaware corporation,
                                           General Partner


                                    By: /s/ W. R, Cotham
                                             W. R. Cotham, Vice President



                                    PORTFOLIO ASSOCIATES, INC.,
                                    a Delaware corporation


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                      /s/ W. R. Cotham
                                    W. R. Cotham,
                                    Attorney-in-Fact for:

                                          THOMAS M. TAYLOR (1)
                                          THE BASS MANAGEMENT TRUST (2)
                                          PERRY R. BASS (3)
                                          NANCY LEE BASS (4)
                                          SID R. BASS MANAGEMENT TRUST (5)
                                          SID R. BASS (6)
                                          LEE M. BASS (7)
                                          E. P. BASS (8)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of E. P. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1      Agreement and Power of Attorney pursuant to Rule
            13d-1(f)(1)(iii), previously filed with the Securities and Exchange Commission